Mail Stop 3720

June 23, 2006

Mr. Anthony A. Caputo
Chairman and Chief Executive Officer
Safenet, Inc.
4690 Millennium Drive
Belcamp, MD 21017

RE: Safenet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-20634

Dear Mr. Caputo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director